Exhibit 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the material terms of the common stock of Alerus Financial Corporation (the “Company,” which is also referred to herein as “we,” “our” or “us”) is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Company’s common stock in all respects and is subject to and qualified in its entirety by reference to the Company’s Third Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and the Company’s Second Amended and Restated Bylaws (“Bylaws”), each of which are filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as the General Corporation Law of the State of Delaware (the “DGCL”), and any other documents referenced in the summary and from which the summary is derived. We urge you to read these documents for a more complete understanding of stockholder rights.

General

Our Certificate of Incorporation authorizes the issuance of up to 60,000,000 shares of common stock, par value $1.00 per share, and up to 2,000,000 shares of preferred stock, par value $1.00 per share. The Company’s common stock is listed on the Nasdaq Capital Market under the symbol “ALRS.”

Common Stock

Governing Documents. Holders of shares of our common stock have the rights set forth in our Certificate of Incorporation, our Bylaws and the DGCL.

Dividends and Distributions. The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under the DGCL and any preferential rights of holders of any then outstanding shares of preferred stock.

Ranking. Our common stock ranks junior to all other securities and indebtedness of the Company with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

No Conversion Rights. Our common stock is not convertible into any other shares of our capital stock.

No Preemptive Rights. Holders of our common stock do not have any preemptive rights.

Voting Rights. The holders of our common stock are entitled to one vote per share on any matter to be voted on by the stockholders. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of stockholders at which a quorum is present.

No Redemption. We have no obligation or right to redeem our common stock.

Preferred Stock

Subject to limitations under the DGCL, our board of directors is authorized to issue, from time to time and without stockholder approval, up to an aggregate of 2,000,000 shares of preferred stock par value $1.00 per share, in one or more series and to fix the designations, powers, preferences, and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. The issuance of preferred stock with voting and conversion rights could adversely affect the voting power of the holders of shares of our common stock.

Anti-Takeover Considerations and Special Provisions of Our Certificate of Incorporation, Bylaws and Applicable Law

Applicable law and certain provisions of our Certificate of Incorporation and Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us, even if such acquisition would be viewed by our stockholders to be in their best interests. We believe that these provisions are beneficial because they encourage negotiation with our board of directors, which could result in improved terms of any unsolicited proposal.

Delaware Law. The Company is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Federal Banking Law. The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The Bank Holding Company Act of 1956, as amended, or BHCA, requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.

Approval of a Change in Control. Our Certificate of Incorporation includes a provision that makes it more difficult to complete a merger, sale or transfer of control of our Company. Article V, Section 6 requires the affirmative vote of the holders of at least 75% of the voting stock of the Company to approve such a transaction if more than 25% of the board of directors recommends against voting to approve the transaction.

Special Meetings of Stockholders. Our Bylaws provide that special meetings of our stockholders may be called only by our Chairman, our Chief Executive Officer, our President, our Secretary or at the request of a majority of our board of directors or by holders of shares entitled to cast not less than 25% of the votes at the meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws contain an advance notice provision regarding director nominations and other stockholder proposals. Generally, to be timely, notice of director nominations and other stockholder proposals must be received by our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by our Bylaws.

Issuance of Blank Check Preferred Stock. The board of directors is authorized to issue, without further action by our stockholders, up to 2,000,000 shares of preferred stock with rights and preferences designated from time to time by the board of directors as described above under “Description of Capital Stock—Preferred Stock.” The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Sole and Exclusive Forum

Our Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Delaware Court of Chancery shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or its stockholders, (iii) any action asserting a claim pursuant to the DGCL, our Certificate of Incorporation or our Bylaws or (iv) or any action asserting a claim governed by the internal affairs doctrine. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce such a provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our stockholders approved this provision at our annual stockholders' meeting held on May 13, 2014. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Certificate of Incorporation. This choice of forum provision, if enforced, may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our Bylaws to be inapplicable or unenforceable.